Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Announces Proposed U.S. Offering

For Immediate Release — June 30, 2015

VANCOUVER, CANADA — Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) has announced its intention to offer its common shares in an underwritten public offering (“Offering”). Ballard expects to grant the underwriters of the Offering a 30-day option to purchase up to an additional 15% of the common shares offered in the Offering to cover overallotments, if any. The Offering is subject to market conditions and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

Cowen and Company is acting as the sole bookrunner for the Offering.

Ballard expects to use the net proceeds from the Offering for working capital and other general corporate purposes, including the acquisition of, or investment in, companies, technologies, products or assets that complement Ballard’s business.

The Offering is being made in the United States only under Ballard’s short form Canadian base shelf prospectus (“Prospectus”), dated May 21, 2014, which has been filed with the Canadian securities regulators in each of the provinces and territories of Canada, except Quebec, and the corresponding shelf registration statement on Form F-10, which has been filed with the Securities and Exchange Commission (SEC) under the Multijurisdictional Disclosure System (MJDS) and was declared effective by the SEC on May 22, 2014. A prospectus supplement relating to, and describing the terms of, the Offering will be filed with the British Columbia Securities Commission on a non-offering basis, and with the SEC under the MJDS, and once filed will be available at www.sec.gov and www.sedar.com.

Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained by contacting Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, or by calling (631) 274-2806. The prospectus supplement and accompanying prospectus also will be available on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor will there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements regarding Ballard’s liquidity and financing requirements, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company’s Prospectus and registration statement and Supplement, and the anticipated use of proceeds from the Offering. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information

Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com